

October 22, 2010

Mr. Ashleigh Palmer
President and Chief Executive Officer
Unigene Laboratories, Inc.
81 Fulton Street
Boonton, NJ 07005

     Re: Unigene Laboratories, Inc.
            Form 10-K for the year ended December 31, 2009
            Filed March 16, 2010
            Definitive Proxy Statement on Schedule 14A
            Filed April 29, 2010
            File No. 000-16005

Dear Mr. Palmer:

We have reviewed your August 19, 2010 response to our July 23, 2010 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing us the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information provided, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Business
Strategy, page 4

1. We note your response to prior comment 1. The confidential treatment orders referenced in your response were granted pursuant to a process by which we grant the confidential treatment request without a review of the merits of the request. We granted the confidential treatment request but retained the right to revisit the request. We consider royalty rates and potential milestone payments to be material. We often grant confidential treatment to these terms but require that the aggregate potential milestone payments and a royalty range be disclosed. Therefore, our comment is reissued in part. Please provide us draft disclosure for inclusion in future filings that expands your disclosure to include the aggregate amount of all potential milestone payments with

respect to your agreement with Tarsa and the royalty rates payable under each agreement, noting that for the royalty rate you may provide a reasonable range within which the royalty rate falls, for example "single digits," high-teens," "mid-twenties," etc.

Notes to Financial Statements

Note 7. China Joint Venture, page 37

2. Please address the following regarding your response to prior comment four:

- In applying the accounting in Example 1 in ASC 845-10-55-28 that you refer to in your response; tell us why you did not reduce the $4.5 million gain being recognized over time by 45% (i.e. your interest in the JV).
- Tell us why you did not initially record on your balance sheet a deferred gain and an increase in the amount of your investment for the amount of the gain to be recognized over time.
- Tell us why the JV does or does not meet the definition of a joint venture as used in the FASB Accounting Standards Codification. If it does, tell us why you did not record your investment at the lower of carrying amount or fair value of the assets contributed. Refer to ASC 970-323-30-2 through 30-6.
- Tell us why you have not made the disclosures required by Rule 4-08(g) of Regulation S-X regarding summarized financial information for the China Joint Venture and Tarsa.

Definitive Proxy Statement filed April 29, 2010

Elements of Executive Pay, page 25

3. We note your response to prior comment 6 indicating that you did not consider individual performance goals and achievements in your determination not to award bonuses. However, please be advised that if performance goals were established for your named executive officers, you are required to disclose in your Compensation Discussion and Analysis the specific goals and level of achievement. To the extent the goals are achieved and the compensation committee does not award bonus compensation, you should discuss the reasons for the compensation committee's decision. Therefore, if goals have been established by the Compensation Committee for 2010, you should be prepared to discuss these in your next proxy statement. Please confirm that in your next proxy statement you will describe all performance goals and disclose the extent to which each officer's performance met, exceeded or fell short of the goal(s) and how his or her level of performance related to the bonus ultimately awarded. To the extent that pre-established goals and the executive's level of performance are quantifiable, the discussion in should also be quantified.

You may contact Christine Allen, Staff Accountant at (202) 551-3652 or Lisa Vanjoske, Assistant Chief Accountant at (202) 551-3614 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Karen Ubell, Staff Attorney at (202) 551-3873 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim Rosenberg
Senior Assistant Chief Accountant